Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of October 31, 2009

The following interim financial information of CorpBanca as of October 31, 2009 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated October 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	4.587.546
Total assets	5.853.298

Current accounts and demand deposits	431.855
Time deposits and savings accounts	3.268.945
Borrowings from financial institutions	415.148
Debt issued	743.210

Equity	494.204

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	248.475
Provisions for loan losses	(60.724)
Operating expenses	(106.699)

Operating income	81.052
Income attributable to investments in other companies	433

Income before taxes	81.485
Income taxes	(13.123)

Net income for the period	68.362

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer